Filed by Exelon Corporation

Registration No. 333-155278

Pursuant to Rule 425 under the Securities

Act of 1933, as amended

Subject Company:

NRG Energy, Inc.

The following was made available to Exelon employees on November 14, 2008:

Exelon’s Offer for NRG Common Stock

An Exchange Offer Primer

November 12, 2008

Why are we making this offer?

This offer is a further step in our efforts to acquire NRG Energy, Inc. If the offer is completed, we intend to acquire the remaining shares of NRG in a “second-step merger,” which we describe below.

What is an “exchange offer”?

An exchange offer is simply an offer to trade a set amount of one security for another. We are offering to trade 0.485 newly issued shares of Exelon common stock for each share of NRG common stock submitted by NRG shareholders for exchange.

What is the “exchange ratio”?

The exchange ratio is 0.485 - the amount of Exelon stock that we intend to exchange for each share of NRG common stock. In other words, if the exchange offer is completed, we will issue 485 shares of Exelon common stock for each 1000 shares of NRG common stock submitted.

What is the “second-step merger”?

The second-step-merger is the part of the transaction in which we would acquire the shares of NRG common stock that are not acquired as part of the exchange offer. The exchange ratio for these shares will be the same as that offered in the exchange offer.

How does the offer work?

All NRG shareholders will receive a packet of materials (available on the Exelon Web site) containing an offering document that is intended to provide them with the facts they need to make an informed choice. It explains the terms and conditions of the offer, provides financial and operational information on Exelon and contains instructions for the procedures to be followed if a holder wishes to ‘tender’ his or her shares.

In this context, to ‘tender’ means to offer NRG shares to Exelon in exchange for Exelon shares. For most holders, this is accomplished by an instruction to the broker, bank or investment plan holding their shares. NRG holders who hold share certificates and want to tender their shares to Exelon will be required to complete a Letter of Transmittal included in the packet and to submit it along with their share certificates.

NRG shares tendered into the offer will be held by the ‘depositary’ for the offer, a bank acting as agent for tendering shareholders, and exchanged for Exelon shares when all of the conditions to the offer are either met or waived. NRG holders have the ability to withdraw their shares from the offer at any time until they are accepted for exchange by Exelon.

What are the primary conditions to the offer?

A sufficient number of NRG shares must be tendered into the offer so that, when added to the shares we and our subsidiaries already own, we will hold a majority of NRG’s outstanding shares. Additionally, we must be satisfied that we are able to complete the second-step merger under state law in Delaware, where NRG is incorporated, and that we have secured the applicable regulatory clearances at both the state and federal levels. There are also other conditions that must be met that relate to economic events and similar occurrences that would make the transaction untenable. We cannot complete the exchange offer until all the conditions are either met, or are waived by us.

When will the offer expire?

Currently the offer is set to expire on January 6, 2009, at 5 p.m., Eastern Time. We have the ability to extend the offer from time-to-time until all of the conditions to the offer are met or waived.

When will the transaction to be completed?

Given the timeframe required for regulatory approvals, we expect to complete the transaction by the end of 2009.

Do I have to do anything with any Exelon shares I may own?

No. This transaction is between Exelon and the NRG shareholders. Once it is completed, Exelon shareholders will automatically own shares in the larger, combined entity with no action required on their part. If NRG decides to enter into negotiations for a combination of the two companies, we may propose alternative transaction structures that may require action of Exelon shareholders.

What percentage of the combined companies will Exelon shareholders own?

It is anticipated that Exelon shareholders will hold approximately 84% of the merged entity.

Where can I get further information?

We have posted all of our public communications on this matter on the Exelon Web site. It includes all of our relevant SEC filings and presentations made to equity and debt holders of NRG.

Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”).

This communication is not a substitute for the Tender Offer Statement on Form (“TO”) or the Registration Statement on Form S-4 filed by Exelon with the Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read these documents and other relevant materials when they become available, because they will contain important information.

Investors and security holders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s web site: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A, Inc., 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877- 750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Exelon Xchange Corporation or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s web site for further information on its public reference room